

December 31, 2013

Via Email
Mr. Marcelo Eduardo Martins
Chief Financial and Investor Relations Officer
Cosan Limited
Av. Juscelino Kubitschek, 1327 – 4th Floor
Sao Paulo, SP 04543-000 Brazil

> **Re:** **Cosan Limited**
> **Form 20-F for Fiscal Year Ended**
> **March 31, 2013**
> **Filed July 31, 2013**
> **File No. 1-33659**

Dear Mr. Martins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2013

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-12

Note 3.9 Intangible Assets and Goodwill, page F-29

Concession Agreement

1.   Disclosure under this note indicates that "the construction of the infrastructure necessary for gas distribution is considered as a service rendered to the Grantor, and the related income is recognized in the statement of income. The financing costs directly related to the construction are also capitalized." This disclosure suggests that you recognize

revenue related to the construction of infrastructure, but this is not clear. Supplementally, clarify this for us. To the extent that you do recognize revenue, explain to us how the amount and timing of revenue is determined. Separately, explain to us how you account for the costs of construction, including how and when such costs are reflected in your statement of income. In connection with this, explain how the amount of capitalized interest is determined, and how and when capitalized interest is recognized in your statement of income. As part of your response to this comment, provide reference to the specific authoritative literature that supports your accounting for the construction of infrastructure under IFRS.

2.   Your disclosure under this section indicates that the amortization of the intangible asset "reflects the pattern expected of the future economic benefits to accrue to the Company." Supplementally, explain to us, in reasonable detail, specifically how the amount of amortization is determined. As part of your response, identify the specific contract provisions or other factors that support your amortization method.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz *for*

Brad Skinner
Senior Assistant Chief Accountant